Exemption No. 82-4637

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 APR 12 AM 9:5

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 27, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5
[redacted]

02028388

SUPPL

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre, 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2
Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

For filing with your offices, please find enclosed an Insider Report dated March 27, 2002 for **WOJCIECH DRZAZGA**.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail - 12g3-2(b) **(Exemption No. 82-4637)**

Encls.

F:\WPDOC\LTR\ZTEST\ins mar27-02 td.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No,
82-4637

FORM 55-102F6

INSIDER REPORT

See instructions on the back of this report

Notice - Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: 4 3 2002

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

DRZAZGA
WOJCIECH
12 SOLWAY AVENUE
BRAMPTON
ONTARIO L6Z 4E4
416-297-6155
416-297-6156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [X]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
OTHERS U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES

A	B	C: Date (Day)	Month	Year	Nature	Number/Value Acquired	Number/Value Disposed of	Unit Price		D	E	F
CLASS A SPECIAL	4,135									4,135	0	
OPTIONS	520,000									520,000	0	
COMMON SHARES	662,036									662,004	0	
COMMON SHARES	69,600									69,600	0	See Remark 1
COMMON SHARES	74,117	20	3	2002	11	203,315		$0.14		277,492	0	See Remarks 2 & 3

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held in self-directed RRSP.
2. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.
3. On March 20, 2002, MADA Trust received 203,375 common shares as debt settlement for $28,000 owed by a third party to MADA Trust.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

WOJCIECH DRZAZGA

DATE OF THE REPORT: 7 03 2002

:ORM 55-102F6

NSIDER REPORT

;ee instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

IOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

IOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 4 | 3 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES: WOJCIECH

No.: 12 STREET: SOLWAY AVENUE APT:

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L4Z 4E4

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

IOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	4,135									4,135	0	
OPTIONS	520,000									520,000	0	
COMMON SHARES	662,034									662,034	0	
COMMON SHARES	89,800									89,800	0	See Remark 1
COMMON SHARES	74,117	20	3	2002	11	203,375		$0.14		277,492	0	See Remarks 2 & 3

ITACHMENT [ ] YES [X] NO

ıis form is used as a uniform report for the insider reporting quirements under all provincial securities Acts. The terminiology ed is generic to accommodate the various Acts.

BOX 6. REMARKS

1. Held in self-directed RRSP.
2. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.
3. On March 20, 2002, MADA Trust received 203,375 common shares as debt settlement for $28,000 owed by a third party to MADA Trust.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

)RRESPONDENCE [X] ENGLISH [ ] FRENCH

:EP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): | | 2002